ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

February 6, 2026

VY® T. Rowe Price Equity Income Portfolio
Voya Investors Trust
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258-2034

Voya Large Cap Value Fund
Voya Equity Trust
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement"), dated May 15, 2025, between Voya Investors Trust, a Massachusetts business trust ("VIT"), on behalf of its series, VY® T. Rowe Price Equity Income Portfolio (the "Target Fund") and Voya Equity Trust, a Massachusetts business trust ("VET"), on behalf of its series, Voya Large Cap Value Fund (the "Acquiring Fund" and together with the Target Fund, the "Funds"). The Agreement describes a proposed transaction (the "Reorganization") to occur on the date of this letter, pursuant to which the Acquiring Fund will acquire all of the assets of the Target Fund in exchange for shares of beneficial interest in the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, following which Acquiring Fund Shares received by the Target Fund will be distributed by the Target Fund to its shareholders in complete liquidation of the Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Target Fund is a series of VIT, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of the Target Fund are redeemable at net asset value at each shareholder's option. The Target Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

The Acquiring Fund is a series of VET, which is registered under the 1940 Act as an open-end management investment company. Shares of the Acquiring Fund are redeemable at net asset value at each shareholder's option. The Acquiring Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Code.

The Target Fund serves as a funding vehicle for variable annuity contracts and variable life insurance contracts (each, a "Contract") offered by certain insurance companies. An insurance company establishes separate accounts that in turn purchase shares of Target Fund to fund the insurance company's obligations under Contracts that the insurance company has written. References herein to "shareholders" of Target Fund are to the separate accounts (and other permitted shareholders) that own shares in Target Fund.

For purposes of this opinion, we have considered the Agreement, the Memorandum to the Board of Directors/Trustees dated May 1, 2025, and such other items as we have deemed necessary to render this opinion. In addition, each of the Target Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the "Representation Letters"), representing as to certain facts, occurrences and information upon which each of the Target Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein "to the best of the knowledge" of any person or party is true without regard to such qualification.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i) The Reorganization will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the Target Fund and Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

(ii) Under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of assets of the Target Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.

(iii) Under Section 362(b) of the Code, the Acquiring Fund's tax basis in the assets of the Target Fund transferred to the Acquiring Fund in the Reorganization will be the same as the Target Fund's tax basis in such assets immediately prior to the Reorganization, adjusted for any gain or loss required to be recognized as described in (v) below.

(iv) Under Section 1223(2) of the Code, the Acquiring Fund's holding periods in the assets received from the Target Fund in the Reorganization, other than any asset with respect to which gain or loss is required to be recognized as described in (v) below, will include the periods

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ROPES & GRAY LLP
VY® T. Rowe Price Equity Income Portfolio
Voya Large Cap Value Fund
February 6, 2026

during which such assets were held or treated for U.S. federal income tax purposes as being held by the Target Fund.

(v) Under Sections 361 and 357 of the Code, the Target Fund will not recognize gain or loss upon the transfer of all of its assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, or upon the distribution of the Acquiring Fund Shares by the Target Fund to its shareholders in liquidation thereof, except for (A) any gain or loss recognized on (1) "Section 1256 contracts" as defined in Section 1256(b) of the Code or (2) stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (B) any other gain or loss required to be recognized by reason of the Reorganization (1) as a result of the closing of the tax year of the Target Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

(vi) Under Section 354 of the Code, the shareholders of the Target Fund will not recognize gain or loss upon the exchange of their Target Fund shares for Acquiring Fund Shares in the Reorganization.

(vii) Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares that a Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of Target Fund shares exchanged therefor.

(viii) Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for Acquiring Fund Shares received in the Reorganization will include the shareholder's holding period for Target Fund shares exchanged therefor, provided the shareholder held such Target Fund shares as capital assets on the date of the exchange.

(ix) The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the U.S. Treasury Regulations thereunder.

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ROPES & GRAY LLP
VY® T. Rowe Price Equity Income Portfolio	February 6, 2026
Voya Large Cap Value Fund

We believe that (i) the Acquiring Fund will continue the Target Fund's historic business, within the meaning of U.S. Treasury Regulations Section 1.368-l(d), as an open-end investment company that seeks to provide investors with a high level of dividend income as well as long-term growth of capital primarily through investments in stocks, and (ii) the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization. The only guidance applying the continuity of business enterprise test to investment companies is U.S. Internal Revenue Service (the "IRS") Revenue Ruling 87-76, 1987- 2 C.B. 84, which concluded that a municipal bond portfolio and a balanced portfolio were not in the same line of business. Even on the assumption that the ruling is correct, we do not think it is controlling in the instant case.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, U.S. Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP